Exhibit 99.1

UP Fintech Holding Limited Reports Unaudited Third Quarter 2020 Financial Results

BEIJING, China, November 25, 2020 – UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the third quarter ended September 30, 2020.

“I am pleased to announce solid results across multiple lines of our business in the third quarter of 2020,” stated Mr. Wu Tianhua, CEO and Director of UP Fintech. “Total revenues were US$38.0 million, a 148.2% increase from the third quarter of 2019. Our platform attracted a record number of new clients as we continued to innovate and add new features to enhance the user experience. I am delighted to announce that in late October 2020 we opened our one millionth client account, a major milestone for our firm. In the third quarter, we added 46,800 funded accounts, 7X the quarterly growth rate in the same period last year. Total funded accounts reached 214,700, an increase of 110.7% over the same period last year. Clients also continued to allocate more of their assets to our platform, and as of September 30, 2020, total account balance reached US$10.9 billion, a 188.1% year-over-year increase.”

In the third quarter we expanded our brokerage capabilities as we began to facilitate clients trading equities listed in Singapore and Australia. We continued to increase our capability to self-clear U.S. cash equities, and user acquisition in the U.S. & Singapore proceeded at a nice rate. We now have licensed operations in the U.S., Singapore, New Zealand, and Australia and our internationalization strategy is demonstrating good progress; overseas clients now account for 20% of newly funded accounts.

On the investment banking side, spurred by favorable conditions in global capital markets, we continued to assist a wide range of China-based issuers raise financing in the U.S. & Hong Kong. In total, we participated in eight listings in the third quarter. Our ESOP management business continues to grow well, and we added 23 clients in the third quarter. Going forward we expect both of these businesses to further expand their diverse range of clients. We continued to invest in our asset management business and our “Fund Mall” now features over 100 mutual funds from notable global institutions. Finally, our integration of Marsco Investment Corporation (“Marsco”) is proceeding well, and over 10% of client accounts are now having their U.S. cash equities trades cleared by Marsco.

Some adjustments have been made to the board of directors of the Company. Mr. Lei Huang was approved by the board of the Company to serve as a director of the Company, effective on November 23, 2020. Mr. Lei Huang received his Master’s degree in Global Financial Analysis from Bentley University. He now serves as chief executive officer of our subsidiary US Tiger Securities, Inc; previously he has served as chief executive officer of Haitong Securities USA LLC, chief compliance officer & option manager of CICC US Securities, Inc, and regulatory supervisor of the National Association of Securities Dealers. Mr. Vincent Chun Hung Cheung has tendered his resignation as a director of the Company for personal reasons and his resignation was effective on November 23, 2020. He remains CEO and Director of our subsidiary Tiger Brokers (NZ) Limited.

The Company commenced its share repurchase program on April 1, 2020. As of November 24, 2020, the company had repurchased an aggregate of 695,287 ADSs for an approximate consideration of US$2.2 million.

Financial Highlights for Third Quarter 2020

•                      Total revenues increased 148.2% year-over-year to US$38.0 million.

•                      Total net revenues increased 151.9% year-over-year to US$35.2 million.

•                      Operating income increased to US$7.4 million from negative US$2.5 million in the same quarter of last year.

•                      Non-GAAP operating income increased to US$8.9 million from negative US$1.3 million in the same quarter of last year.

•                      Net income increased to US$4.9 million from negative US$1.4 million in the same quarter of last year.

•                      Net income attributable to UP Fintech increased to US$3.8 million from negative US$1.3 million in the same quarter of last year.

•                      Non-GAAP net income attributable to UP Fintech increased to US$5.3 million, from US$0.7 million in the same quarter of last year.

•                      A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Operating Highlights for Third Quarter 2020

•                      Total account balance increased 188.1% year-over-year to US$10.9 billion.

•                      Total margin financing and securities lending balance increased 109.4% year-over-year to US$2.0 billion.

•                      Total number of customers with deposits increased 110.7% year-over-year to 214.7K.

Selected Operating Data for Third Quarter 2020

	As of and for the three months ended
	September 30,	June 30,	September 30,
	2019	2020	2020
In 000’s
Number of customer accounts	606.7	833.9	975.6
Number of customers with deposits	101.9	167.8	214.7

In USD millions
Trading volume	25,760.8	46,755.7	62,810.7
Total account balance	3,789.2	8,283.1	10,915.7

Third Quarter 2020 Financial Results

REVENUES

Total revenues were US$38.0 million, up 148.2% from US$15.3 million in same quarter of last year.

Commissions were US$19.5 million, up 211.9% from US$6.2 million in same quarter of last year, driven by an increase in our user base and market activities.

Financing service fees were US$1.7 million, down 9.3% from US$1.9 million in the same quarter of last year, primarily due to lower interest rates.

Interest income was US$8.1 million, up 36.8% from US$5.9 million in same period of last year. This was primarily due to higher margin and securities lending balance compared to the same quarter of last year.

Other revenues were US$8.8 million, up 585.6% from US$1.3 million in the same quarter of last year, primarily due to higher revenue from IPO distribution services.

Interest expense was US$2.9 million, an increase of 110.1% from US$1.4 million in the same quarter of last year as we have more consolidated account customers.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$27.8 million, an increase of 68.7% from US$16.5 million in the same quarter of last year.

Execution and clearing expenses were US$3.9 million, an increase of 424.6% from US$0.7 million in the same quarter of last year, due to an increase in the number of consolidated accounts as well as an increase in trading volume.

Employee compensation and benefits expenses were US$12.7 million, an increase of 37.1% from US$9.3 million in the same quarter of last year, primarily due to a headcount increase compared to the third quarter of last year.

Occupancy, depreciation, and amortization expenses were US$1.2 million, an increase of 12.9% from US$1.1 million in the same quarter last year, due to the increase in office space and relevant leasehold improvements.

Communication and market data expenses were US$2.5 million, an increase of 52.2% from US$1.6 million in the same quarter last year, due to rapid user growth and expanded market data usage.

Marketing and branding expenses were US$3.7 million, an increase of 146.8% from US$1.5 million in the same quarter last year, as our company had higher user growth this quarter compared to the same period last year.

General and administrative expenses were US$3.8 million, an increase of 67.6% from US$2.3 million in the same quarter last year, primarily due to increased professional services expenses resulting from business expansion.

OPERATING INCOME/LOSS AND NET INCOME/LOSS ATTRIBUTABLE TO UP FINTECH HOLDING LIMITED

Operating income was US$7.4 million, as compared to an operating loss of US$2.5 million in the same quarter of last year. Non-GAAP operating income was US$8.9 million, as compared to a non-GAAP operating loss of US$1.3 million in the same quarter of last year. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Net income attributable to UP Fintech was US$3.8 million, as compared to a net loss of US$1.3 million in the same quarter of last year. Net income per ADS – diluted was US$0.027, as compared to a net loss per ADS – diluted of US$0.009 in the same quarter of last year.

Non-GAAP net income attributable to UP Fintech, which excludes share-based compensation and impairment loss from equity investments, was US$5.3 million, as compared to a US$0.7 million non-GAAP net income attributable to UP Fintech in the same quarter of last year. Non-GAAP net income per ADS – diluted was US$0.037, as compared to a non-GAAP net income per ADS – diluted of US$0.005 in the same quarter of last year.

For the third quarter of 2020, the Company’s weighted average number of ADSs used in calculating diluted net income per ADS, was 144,070,136. As of September 30, 2020, the Company had a total of 2,114,364,861 Class A and B ordinary shares outstanding, or the equivalent of 140,957,657 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of September 30, 2020, the Company’s cash and cash equivalents and term deposits were US$86.9 million, compared to US$125.0 million as of December 31, 2019.

Conference Call Information

UP Fintech’s management will hold an earnings conference call at 8:00 AM on November 25, 2020, U.S. Eastern Time (9:00 PM on November 25, 2020 Beijing/Hong Kong Time).

Participants may register for the conference call by navigating to http://apac.directeventreg.com/registration/event/6670949. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and registrant ID. The conference ID is: 6670949.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through December 9, 2020.

Dial-in numbers for the replay are as follows:

International: +61-2-8199-0299
Passcode:       6670949

A live and archived webcast of the conference call will be available at https://ir.itiger.com.

Use of non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP operating income or loss, non-GAAP net loss or income attributable to UP Fintech Holding Limited and non-GAAP net loss or income per ADS – diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP operating income or loss as total net revenue minus total operating costs and expenses, plus shared-based compensation. Non-GAAP net loss or income attributable to UP Fintech Holding Limited is net loss or income attributable to UP Fintech Holding Limited excluding share-based compensation and impairment loss from equity investments. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to UP Fintech Holding Limited divided by weighted average number of diluted ADSs. Such adjustments have no impact on income tax.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to UP Fintech Holding Limited enables our management to assess our operating results without considering the impact of share-based compensation and impairment loss from equity investments. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation and impairment loss from equity investment has been and may continue to be incurred in our business and was not reflected in the presentation of non-GAAP net loss or income attributable to UP Fintech Holding Limited. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating expenses, net loss attributable to UP Fintech Holding Limited or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; the effects of the global COVID-19 pandemic; foreign and international regulations and policies and actions by foreign governmental or regulatory authorities that may affect our internationalization strategy; and governmental policies relating to the Company’s industry and general economic conditions in China and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

Clark S. Soucy

UP Fintech Holding Limited

Email: ir@itiger.com

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars (“US$”))

	As of December 31,	As of September 30,
	2019	2020
	US$	US$
Assets:
Cash and cash equivalents	59,408,555	61,276,054
Cash-segregated for regulatory purpose	317,915,092	640,420,617
Term deposits	65,601,207	25,663,017
Receivables from customers (net of allowance of nil and US$97,333 as of December 31, 2019 and September 30, 2020)	106,113,896	1,041,064,717
Receivables from brokers, dealers, and clearing organizations:
Related parties	185,047,211	300,608,412
Others	9,274,205	23,403,490
Financial instruments held, at fair value	14,881,240	18,010,384
Prepaid expenses and other current assets	8,020,192	8,756,305
Amounts due from related parties	3,484,434	2,987,404
Total current assets	769,746,032	2,122,190,400
Non-current assets:
Right-of-use assets	5,732,559	7,541,175
Property, equipment and intangible assets, net	9,535,541	9,759,990
Goodwill	2,421,403	2,421,403
Long-term investments	6,017,219	6,564,050
Other non-current assets	3,045,732	4,495,996
Deferred tax assets	12,561,461	11,248,924
Total non-current assets	39,313,915	42,031,538
Total assets	809,059,947	2,164,221,938
Current liabilities:
Payables to customers	512,481,679	980,301,566
Payables to brokers, dealers and clearing organizations:
Related party	53,774,882	839,119,524
Others	1,355,112	78,714,733
Accrued expenses and other current liabilities	16,881,957	23,513,422
Deferred income-current	697,330	872,853
Lease liabilities-current	2,401,566	3,236,366
Total current liabilities	587,592,526	1,925,758,464
Deferred income-non-current	1,552,595	846,215
Lease liabilities-non-current	3,440,092	4,276,392
Deferred tax liabilities	1,449,000	1,449,000
Total liabilities	594,034,213	1,932,330,071
Mezzanine equity:
Redeemable non-controlling interest of sponsored fund	3,084,122	8,488,810
Total Mezzanine equity	3,084,122	8,488,810
Shareholders’ equity:
Class A ordinary shares	17,772	17,872
Class B ordinary shares	3,376	3,376
Additional paid-in capital	285,767,622	290,210,538
Statutory reserve	724,008	724,008
Accumulated deficit	(73,704,745)	(65,738,775)
Treasury stock	-	(2,172,819)
Accumulated other comprehensive (loss)/income	(866,421)	358,857
Total equity	211,941,612	223,403,057
Total liabilities, mezzanine equity and equity	809,059,947	2,164,221,938

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in U.S. dollars (“US$”), except for number of shares (or ADSs) and per share (or ADS) data)

	For the three months ended			For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2019	2020	2020	2019	2020
	US$	US$	US$	US$	US$
Revenues:
Commissions	6,244,408	18,839,234	19,476,916	19,371,324	52,589,105
Interest related income
Financing service fees	1,898,908	1,702,733	1,721,846	5,896,442	5,060,775
Interest income	5,907,741	7,057,303	8,083,718	9,886,349	19,914,068
Other revenues	1,277,766	2,497,323	8,760,515	3,538,866	13,763,476
Total revenues	15,328,823	30,096,593	38,042,995	38,692,981	91,327,424
Interest expense	(1,364,008)	(1,905,671)	(2,866,323)	(2,588,199)	(5,726,209)
Total Net Revenues	13,964,815	28,190,922	35,176,672	36,104,782	85,601,215
Operating costs and expenses:
Execution and clearing	(738,576)	(2,890,349)	(3,874,452)	(1,618,983)	(8,589,428)
Employee compensation and benefits	(9,268,130)	(11,324,133)	(12,710,444)	(25,231,786)	(34,492,811)
Occupancy, depreciation and amortization	(1,052,067)	(1,112,339)	(1,187,789)	(2,433,550)	(3,460,742)
Communication and market data	(1,626,599)	(2,109,820)	(2,475,302)	(4,560,581)	(6,414,874)
Marketing and branding	(1,504,334)	(2,885,653)	(3,712,224)	(5,370,956)	(9,362,716)
General and administrative	(2,291,945)	(2,761,370)	(3,840,737)	(6,411,574)	(8,893,723)
Total operating costs and expenses	(16,481,651)	(23,083,664)	(27,800,948)	(45,627,430)	(71,214,294)
Other income/(expense):
Others, net	501,453	(123,254)	(1,341,968)	1,491,317	1,315,458
(Loss)/income before income tax	(2,015,383)	4,984,004	6,033,756	(8,031,331)	15,702,379
Income tax benefits/(expenses)	609,845	(2,419,481)	(1,175,333)	2,320,505	(5,552,546)
Net (loss)/income	(1,405,538)	2,564,523	4,858,423	(5,710,826)	10,149,833
Less:
Net (loss)/income attributable to redeemable non-controlling interests	(125,799)	1,474,312	1,015,266	321,637	2,183,863
Net (loss)/income attributable to UP Fintech Holding Limited	(1,279,739)	1,090,211	3,843,157	(6,032,463)	7,965,970

Other comprehensive (loss)/ income, net of tax:
Changes in cumulative foreign currency translation adjustment	(2,836,782)	1,941,865	3,004,576	(2,913,797)	1,225,278
Total Comprehensive (loss)/income	(4,242,320)	4,506,388	7,862,999	(8,624,623)	11,375,111

Net (loss)/income per ordinary share:
Basic	(0.001)	0.001	0.002	(0.004)	0.004
Diluted	(0.001)	0.001	0.002	(0.004)	0.004
Net (loss)/income per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	(0.009)	0.008	0.027	(0.056)	0.056
Diluted	(0.009)	0.008	0.027	(0.056)	0.055
Weighted average number of ordinary shares used in calculating net (loss)/income per ordinary share:
Basic	2,102,723,986	2,118,493,263	2,114,362,687	1,629,477,798	2,117,194,830
Diluted	2,102,723,986	2,141,752,437	2,161,052,034	1,629,477,798	2,160,227,581

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the three months ended September 30, 2019				For the three months ended June 30, 2020				For the three months ended September 30, 2020
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustments		non-GAAP	GAAP	Adjustments		non-GAAP	GAAP	Adjustments		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited

(Loss)/Income from operations	(2,516,836)	1,187,983	(1)	(1,328,853)	5,107,258	1,734,220	(1)	6,841,478	7,375,724	1,486,460	(1)	8,862,184
		1,187,983	(1)			1,734,220	(1)			1,486,460	(1)
		755,524	(2)			—	(2)			—	(2)
Net (loss)/income attributable to UP Fintech Holding Limited	(1,279,739)	1,943,507		663,768	1,090,211	1,734,220		2,824,431	3,843,157	1,486,460		5,329,617

Net (loss)/income per ADS -diluted	(0.009)			0.005	0.008			0.020	0.027			0.037
Weighted average number of ADSs used in calculating diluted net (loss)/income per ADS	140,181,599			142,955,907	142,783,496			142,783,496	144,070,136			144,070,136

(1)         Share-based compensation.

(2)         Impairment loss from equity investments

Non-GAAP to GAAP reconciling items have no income tax effect.